Exhibit 99.1

NEWS RELEASE

Toronto, January 22, 2018

Franco-Nevada acquires an additional precious metals stream on Cobre Panama from KORES for US$178 million

Franco-Nevada is pleased to announce that its wholly-owned subsidiary, Franco-Nevada (Barbados) Corporation (“FNB”), has agreed to acquire a precious metals stream on Korea Resources Corp.’s (“KORES”) 10% indirect interest in the Cobre Panama project (“Cobre Panama”) for US$178 million.  The terms are the same as the US$178 million precious metals stream announced in September in connection with First Quantum Minerals Ltd.’s (“First Quantum”) acquisition of a separate 10% interest from LS-Nikko Copper Inc.  FNB, First Quantum and KORES have entered into a definitive purchase and sale agreement and closing is expected at the end of January.  The closing is subject to customary closing conditions.  Upon closing, FNB will have precious metal stream interests covering 100% of the ownership of Cobre Panama.

In addition, FNB now expects to fund the combined US$356 million without a syndication partner.  Previously, CEF Holdings Limited was named as a possible one-third syndication partner.  CEF was unable to put a suitable structure in place to participate in this transaction.  Franco-Nevada and CEF look forward to working together on future transactions.

FNB’s existing precious metals stream has been in place since 2015 and covers First Quantum’s 80% interest in Cobre Panama. This is a US$1 billion commitment with FNB funding prorated to First Quantum’s project expenditures.  To the end of 2017, FNB has funded US$727 million under the original stream and has a balance of US$273 million remaining.

“We are pleased to have KORES as a new partner.  KORES has supported the construction of Cobre Panama since the start of the project,” said David Harquail, CEO of Franco-Nevada.  “First Quantum has now substantially de-risked the project and expects to begin phased commissioning in late 2018 with continued ramp-up over 2019.  Cobre Panama is expected to add materially to Franco-Nevada’s growth profile beginning in 2019.”

Precious Metals Stream Terms

FNB’s existing precious metals stream covering 80% of production is being funded pro-rata with First Quantum’s project expenditures.  In addition, the ongoing payment for deliveries under this stream uses fixed gold and silver prices with a 1.5% annual inflation factor.

The incremental 20% stream differs in that FNB is funding the full amount upfront rather than pro-rata. In addition, the ongoing payment for deliveries is based on a percentage of the spot price.  The following table sets out the attributable deliveries and thresholds to FNB under the 20% incremental Cobre Panama stream.  All precious metals deliveries are referenced off total project metal-in-concentrate shipped.

	Delivery period 1	Delivery period 2 (from ~2029)	Delivery period 3 (from ~2044)
Au oz delivered	0 to 202,000	202,001 to 429,047	> 429,048
Delivery terms	30 oz Au per 1 mm lbs Cu	20.25 oz Au per 1 mm lbs Cu	15.8% of Au in concentrate

Ag oz delivered	0 to 2,460,500	2,460,501 to 7,432,750	> 7,432,751
Delivery terms	344 oz Ag per 1 mm lbs Cu	444 oz Ag per 1 mm lbs Cu	15.5% of Ag in concentrate
(1)

The ongoing payment for deliveries will be 20% of the spot price of gold and silver until 604,000 oz of gold and 9,618,000 oz of silver have been delivered under the new stream.  Thereafter, the ongoing payment will increase to 50% of the spot price of gold and silver.

(2)	Each of the streams includes an adjustment provision that tops-up the stream deliveries should the mill capacity be less than 240,000 tpd by year 10.

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets.  Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies.  Franco-Nevada is debt free and uses its free cash flow to expand its portfolio and pay dividends.  It trades under the symbol FNV on both the Toronto and New York stock exchanges.  Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Paul Brink	Stefan Axell
SVP Business Development	Director, Corporate Affairs
416-306-6305	416-306-6328
info@franco-nevada.com

Forward Looking Statements

This press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities and the acquisition of the additional Cobre Panama stream and its expected impact on future performance and results of operations. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces (“GEOs”) are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not Franco-Nevada is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; and the integration of acquired assets. The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; Franco-Nevada’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; risks related to the completion of the acquisition of the additional Cobre Panama stream in accordance with its terms; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements and investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.